                                      Filed Pursuant to Rule 424(B)(5)
                                      Registration Nos. 333-18345 and 333-54009



PROSPECTUS SUPPLEMENT
(To Prospectus issued June 4, 1998)

                                  $225,000,000

                           Union Pacific Corporation

                        5.78% NOTES DUE OCTOBER 15, 2001

                            ------------------------

                  Interest payable on April 15 and October 15

                            ------------------------

  UNION PACIFIC CORPORATION MAY NOT REDEEM ANY OF THE NOTES PRIOR TO MATURITY

                            ------------------------

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RECENT DEVELOPMENTS" ON PAGE S-3 OF
  THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" ON PAGE 3 OF THE ACCOMPANYING
                                  PROSPECTUS.

                            ------------------------

     The Company will receive from Morgan Stanley & Co. Incorporated $225,000,000 aggregate proceeds, before deducting expenses payable by the Company estimated at $100,000.

     Morgan Stanley & Co. Incorporated proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at or related to then-prevailing market prices. See "UNDERWRITING" in this prospectus supplement.

                            ------------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on October 21, 1998.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER

October 16, 1998

                               TABLE OF CONTENTS

     PROSPECTUS SUPPLEMENT       PAGE                       PROSPECTUS                      PAGE
     ---------------------       ----                       ----------                      ----
The Company....................  S-3     Available Information............................    2
Recent Developments............          Incorporation of Certain Documents by
                                 S-3     Reference........................................    2
Use of Proceeds................  S-5     Risk Factors.....................................    3
Capitalization.................  S-6     The Company......................................    5
Selected Financial
  Information..................  S-7     Ratio of Earnings to Fixed Charges...............    6
Description of the Notes.......  S-8     Use of Proceeds..................................    7
Underwriting...................  S-9     Description of Debt Securities...................    7
Forward-Looking Information....  S-10    Description of Preferred Stock...................   14
Notice to Canadian Residents...  S-11    Description of Common Stock......................   17
                                         Description of Securities Warrants...............   18
                                         Plan of Distribution.............................   19
                                         Legal Opinions...................................   20
                                         Experts..........................................   20

                               ------------------

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. We are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of this Prospectus Supplement and the date of the accompanying Prospectus, regardless of the time of delivery of this Prospectus Supplement or any sale of the Notes. In this Prospectus Supplement and the accompanying Prospectus, the "Company," "we," "us" and "our" refer to Union Pacific Corporation.

                                  THE COMPANY

     The Company operates through subsidiaries primarily in the areas of rail transportation and trucking. The Company's rail transportation operations principally consist of Union Pacific Railroad Company ("UPRR"), and its trucking operations principally consist of Overnite Transportation Company ("Overnite"). On May 20, 1998, the Company's Board of Directors approved a formal plan to sell the Company's entire interest in Overnite through an initial public offering. See "Recent Developments -- Overnite Divestiture."

                              RECENT DEVELOPMENTS

FINANCIAL RESULTS; IMPACT OF CONGESTION AND SERVICE ISSUES ON RESULTS OF OPERATIONS

     The Company reported a net loss of $419 million ($1.70 per diluted share) and $481 million ($1.96 per diluted share) for the three and six months ended June 30, 1998, respectively, compared to net income of $216 million ($0.87 per diluted share) and $344 million ($1.39 per diluted share) for the corresponding periods in 1997. This earnings decrease resulted from continued congestion and service issues at UPRR and a $262 million after-tax loss from discontinued operations associated with the planned sale of Overnite. See "-- Overnite Divestiture." For the second quarter of 1998, consolidated operating revenues decreased $283 million (11%) to $2,362 million, while consolidated operating revenues decreased $551 million (11%) to $4,690 million for the six months ended June 30, 1998. This decrease reflects slower system speed and related crew shortages resulting from the congestion, the impact of the ongoing Asian financial crisis on export markets and weak grain demand resulting from high worldwide crop yields. For the second quarter of 1998, consolidated operating income fell $615 million (131%) to a loss of $145 million, due to the factors mentioned above. For the six months ended June 30, 1998, consolidated operating income fell $912 million (115%) to a loss of $121 million. Other income increased $34 million and $19 million for the three and six months ended June 30, 1998, respectively, primarily reflecting increased real estate sales and a recovery of funds from insurers related to first quarter 1997 flood damage. Interest expense increased $31 million and $42 million for the three and six months ended June 30, 1998, respectively, the result of higher debt levels and higher interest rates resulting from a recent credit rating downgrade. Income taxes (excluding the tax impact of discontinued operations) decreased $239 million to an income tax benefit of $111 million for the second quarter of 1998, and $363 million to an income tax benefit of $159 million for the first six months of 1998, primarily reflecting a loss before income taxes.

     The Company estimates that the cost of UPRR's congestion-related problems for the three and six months ended June 30, 1998 was approximately $434 million and $694 million, respectively, after tax, which reflected the combined effects of lost business, higher costs associated with system congestion, and costs associated with service recovery efforts, alternate transportation and customer claims. Congestion-related costs for the second quarter include a $155 million after-tax charge for the resolution of customer claims. Although progress has been made in improving service, the Company expects these problems to continue to have an adverse impact on 1998 results.

OVERNITE DIVESTITURE

     On May 20, 1998, the Company's Board of Directors approved a formal plan to sell the Company's entire interest in Overnite through an initial public offering (the "Overnite IPO"). As a result, the Company recorded a $262 million after-tax loss (net of taxes of $198 million) in the second quarter of 1998. On July 31, 1998, the Company announced that the Overnite IPO had been postponed due to adverse market conditions.

RAIL SERVICE PROCEEDINGS AND RELATED MATTERS

     UPRR was subject to an emergency service order issued by the Surface Transportation Board of the U.S. Department of Transportation (the "STB") on October 31, 1997, as an outgrowth of a proceeding initiated by the STB on October 2, 1997 to investigate rail service problems in the western United States. On July 31, 1998, the STB terminated the emergency service order. The STB kept in place the requirement that UPRR report certain service data, which UPRR had acknowledged the STB had the authority to impose under a provision of the Interstate Commerce Act separate from the emergency service provision. The STB also prescribed, under another statutory provision separate from the emergency service provision, a 45-day "wind-down" period during which certain rights that Texas Mexican Railway Company and The Burlington Northern and Santa Fe Railway Company ("BNSF") had received under the emergency service order to handle the Company's traffic in Houston would be continued. The 45-day "wind-down" period expired September 17, 1998.

     On March 31, 1998, the STB initiated a proceeding under its continuing oversight jurisdiction with respect to the merger of Southern Pacific Transportation Company and its affiliated railroads ("Southern Pacific") and UPRR, to consider proposals for new remedial conditions to the merger as they pertain to service in the Houston, Texas area and surrounding coastal areas of Texas and Louisiana. Various parties have filed applications in this proceeding seeking the imposition of additional conditions to the merger including, among other things, the granting of overhead trackage rights on certain of UPRR's lines in Texas, "neutral switching supervision" on certain of UPRR's branch lines, the opening to other railroads and switching by a "neutral switching company" of numerous industries now exclusively served by UPRR in the Houston area, and the compulsory sale or lease to other carriers of certain of UPRR's lines and facilities. The Company's response in opposition to the condition requests was filed on September 18, 1998, and rebuttal in support of the condition applications is due on October 16, 1998. The Company believes that the applications are without merit and vigorously opposed them in its September 18 submission. Separately from this proceeding, a shortline railroad, the Arkansas, Louisiana and Mississippi Railroad ("AL&M"), has filed a request that an additional condition be imposed on the merger allowing AL&M to interchange traffic with BNSF. The Company has also opposed this request. There can be no assurance that the proposals advanced by the parties in the remedial conditions proceeding, or other condition requests such as the request of AL&M, will not be approved in some form.

SHAREHOLDER LITIGATION

     The Company and certain of its officers and directors are currently defendants in two purported class actions, which have been consolidated into one proceeding. The consolidated complaint alleges, among other things, that the Company violated the federal securities laws by failing to disclose material facts and making materially false and misleading statements concerning the service, congestion and safety problems encountered following the Company's acquisition of Southern Pacific's parent corporation in 1996. These lawsuits were filed in late 1997 in the United States District Court for the Northern District of Texas and seek to recover unspecified amounts of damages. The Company believes that the plaintiffs' claims are without merit and intends to defend them vigorously. The defendants have moved to dismiss this action, and the motion has been fully briefed.

     In addition to the class action litigation, certain current and former directors of the Company were named as defendants in a purported derivative action filed on behalf of the Company in the United States District Court for the Northern District of Texas in late 1997. The derivative action alleged, among other things, that the named current and former directors breached their fiduciary duties to the Company by approving the merger of Southern Pacific into UPRR. The defendants moved to dismiss the derivative action. In response, the plaintiffs sought to voluntarily dismiss their claims, and the derivative action was dismissed, without prejudice, by order of the court dated May 26, 1998.

     On September 14, 1998, a different shareholder plaintiff filed a new purported derivative action on behalf of the Company in the District Court for Tarrant County, Texas, naming as defendants the Company, UPRR, and the current and certain former directors of the Company. This new derivative action alleges, among other things, that the named current and former directors breached their fiduciary duties to the Company by approving and implementing the Southern Pacific merger without informing themselves of its impact or ensuring that adequate controls were put in place and by causing the Company to make misrepresentations about its service problems to the financial markets and regulatory authorities. The defendants believe that these claims are without merit and intend to defend them vigorously.

RAIL ACCESS AND COMPETITION

     Acting pursuant to requests from two members of Congress and responding to shippers' concerns about railroad service quality, railroad rates and allegedly inadequate regulatory remedies, the STB on April 17, 1998, following two days of hearings, issued a decision opening inquiries into certain elements of rail regulation. The STB noted that no parties to the hearings had shown how aggressive remedies designed to produce lower rates and enhance competition would permit the industry to cover system costs and support reinvestment. Nevertheless, it (a) directed a panel of disinterested economic experts to recommend appropriate standards to measure railroad revenue adequacy, which is used to determine whether rates are lawful (this portion of the decision was subsequently modified to permit, as an alternative, discussions of this issue between railroad and shipper representatives); (b) initiated a rulemaking proceeding (which is currently pending) to consider revisions to "competitive access" regulations in order to address quality of service issues; (c) ordered interested parties to identify modifications to regulations governing access on non-service-related grounds; (d) began a rulemaking proceeding (which is currently pending) to consider eliminating product and geographic competition as factors to be considered in deciding whether a railroad has market dominance over rail traffic; (e) ordered large and small railroads to negotiate arrangements that would address concerns that had been raised by the short-line and regional rail carriers; and (f) directed the railroads to establish "formalized dialogue" immediately with large and small shippers and rail labor. Meetings between railroad and shipper representatives under the supervision of an administrative law judge on the topics described in clauses (a) and (c) of the foregoing sentence have failed to produce agreement, while representatives of the large railroads and smaller railroads have reached agreement on most of the topics referred to in clause (e). Should the STB or Congress take aggressive action (e.g., by making purportedly competition-enhancing changes in rate and route regulation and "access" provisions), the adverse effect on UPRR and other railroads could be material.

GENERAL

     The Company's executive offices are located at 1717 Main Street, Suite 5900, Dallas, Texas 75201-4605, and its telephone number is (214) 743-5600. The Company will, upon request, provide without charge to each person to whom this Prospectus Supplement and the Prospectus is delivered a copy of any or all of the documents incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests should be directed to: Union Pacific Corporation, 1717 Main Street, Suite 5900, Dallas, Texas 75201-4605,
Attention: Corporate Secretary (telephone 214-743-5600).

                                USE OF PROCEEDS

     The Company will receive $225 million aggregate proceeds from the sale of the Notes, before deducting expenses payable by the Company estimated at $100,000. These proceeds will be used by the Company for general corporate purposes, including repayment of outstanding commercial paper.

                                 CAPITALIZATION

     The following table presents the consolidated capitalization of the Company
(i) as of June 30, 1998, and (ii) as adjusted for the issuance of the Notes and the use of the net proceeds to repay commercial paper. The information provided reflects the Company's planned disposition of Overnite. See "Recent
Developments -- Overnite Divestiture." You should read the following table in conjunction with the Consolidated Financial Statements (and related notes) and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, which has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus Supplement by reference.

                                                                  JUNE 30, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                  (IN MILLIONS)
Total debt:
  Notes offered hereby......................................  $    --     $   225
  Notes, debentures and other...............................    4,425       4,425
  Capitalized leases........................................    1,470       1,470
  Equipment obligations.....................................      878         878
  Commercial paper, credit facility borrowings and bid
     notes..................................................      952         727
  Term floating rate debt...................................      537         537
  Mortgage bonds............................................      175         175
  Tax-exempt financings.....................................      168         168
  Unamortized discount......................................      (44)        (44)
                                                              -------     -------
     Total..................................................  $ 8,561     $ 8,561
Debt due within one year....................................     (162)       (162)
                                                              -------     -------
Total long-term debt........................................  $ 8,399     $ 8,399
Company-obligated mandatorily redeemable Convertible
  Preferred Securities......................................    1,500       1,500
Stockholders' Equity........................................  $ 7,633     $ 7,633
                                                              -------     -------
Total Capitalization........................................  $17,694     $17,694
                                                              =======     =======

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     As of October 15, 1998, the Company had credit facilities with various United States and foreign banks totaling $4.0 billion, which were available to support commercial paper borrowings and for other purposes. As of such date, outstanding borrowings under the credit facilities totalled $700 million and the Company had outstanding approximately $1 million in commercial paper and bid notes.

                         SELECTED FINANCIAL INFORMATION

     The financial information for the years ended December 31, 1997, 1996 and 1995 is derived from the Company's audited financial statements and gives effect to the transaction described in note 1 below. The selected financial information for the six months ended June 30, 1998 and 1997 is derived from the Company's unaudited interim financial statements. Interim results, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. You should read the following data together with the Consolidated Financial Statements (and related notes) and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, each of which has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus Supplement by reference.

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,(1)         JUNE 30,(1)
                                            --------------------------------    ----------------
                                             1997         1996         1995      1998      1997
                                            -------    -----------    ------    ------    ------
                                                           (DOLLARS IN MILLIONS)
Operating Revenues........................  $10,133      $7,825       $6,510    $4,690    $5,241
Operating Expenses........................    9,000(2)    6,325        5,219     4,811(2)  4,450
                                            -------      ------       ------    ------    ------
Operating Income (Loss)...................    1,133(3)    1,500        1,291      (121)(3)    791
Other Income-Net..........................      126         178          141        76        57
Interest Expense..........................     (603)       (499)        (448)     (337)     (295)
                                            -------      ------       ------    ------    ------
Income (Loss) Before Income Taxes.........      656       1,179          984      (382)      553
Income Tax (Expense) Benefit..............     (228)       (398)        (329)      159      (204)
                                            -------      ------       ------    ------    ------
Income (Loss) From Continuing
  Operations..............................      428         781          655      (223)      349
Income (Loss) From Discontinued
  Operations..............................        4         122          291      (258)       (5)
                                            -------      ------       ------    ------    ------
Net Income (Loss).........................  $   432      $  903       $  946    $ (481)   $  344
                                            =======      ======       ======    ======    ======
Ratio of Earnings to Fixed Charges(4).....      1.8         2.8          2.9    $ (404)      2.4

---------------
(1) Results for the years ended 1997, 1996 and 1995 and for the six months ended June 30, 1998 and 1997 reflect the Company's planned disposition of Overnite. Overnite's results have been reported as discontinued operations for all periods presented.

(2) One-time Southern Pacific merger expenses were $97 million pre-tax ($60 million after-tax) in 1997 and $46 million pre-tax ($29 million after-tax) in the six months ended June 30, 1998. Merger expenses include severance, relocation and certain other costs related to UPRR employees affected by the merger.

(3) Includes an estimated $730 million pre-tax ($455 million after-tax) impact of rail congestion in 1997 and an estimated $1,120 million pre-tax ($694 million after-tax) impact of rail congestion in the six months ended June 30, 1998.

(4) The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense and the estimated interest portion of rental charges. For the six months ended June 30, 1998, the amount in the table represents the dollar amount by which earnings were insufficient to cover fixed charges.

                            DESCRIPTION OF THE NOTES

     The following description of the Notes (referred to in this Prospectus Supplement as the "Notes" and in the accompanying Prospectus as the "Debt Securities") supplements, and when inconsistent replaces, the description of the general terms and provisions of the Debt Securities in the accompanying Prospectus.

GENERAL

     The Notes will be limited to $225 million aggregate principal amount. Each Note will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement and interest will accrue from October 21, 1998. Interest on each Note will be payable semiannually on April 15 and October 15 of each year, commencing April 15, 1999, to the person in whose name the Note is registered, subject to certain exceptions as provided in the Indenture, at the close of business on the April 1 and October 1 (each a "Record Date"), as the case may be, immediately preceding such April 15 or October 15. The Notes will mature on October 15, 2001. Interest on the Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

REDEMPTION

     The Notes will not be redeemable prior to maturity.

SINKING FUND

     There is no provision for a sinking fund for the Notes.

DEFEASANCE

     Under certain circumstances, the Company will be deemed to have discharged the entire indebtedness on all of the outstanding Notes by defeasance. See "Description of Debt Notes -- Defeasance of the Indenture and Debt Notes" in the accompanying Prospectus for a description of the terms of any such defeasance and the tax consequences thereof.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one fully registered global Note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company ("DTC" or the "Depository") and registered in the name of the Depository's nominee.

     Upon the issuance of the Global Note, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of institutions that have accounts with the Depository or its nominee ("Participants"). The Underwriters, dealers or agents will designate the accounts to be credited. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to Participants' interests), the Participants and others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly ("indirect participants"). The laws of some states may require that certain persons take physical delivery in definitive form of Notes which they own and consequently prohibit such persons from purchasing beneficial interests in the Global Note from any beneficial owner or otherwise.

     So long as the Depository's nominee is the registered owner of the Global Note, such nominee for all purposes will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the indenture pursuant to which the Notes are issued (the "Indenture"). Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have any of the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant and if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing practice, in the event that the Company requests any action of the holders or a beneficial owner desires to take any action a holder is entitled to take, the Depository would act upon the instructions of, or authorize, the Participant to take such an action.

     The Company expects that the Depository or its nominee, upon receipt of any payment of principal or interest, will immediately credit the account of the Participants with such payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Note as shown on the records of the Depository or its nominee.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time determine not to have the Notes represented by the Global Note, and, in such event, will issue certificated Notes in definitive form in exchange for the Global Note. In either instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery of certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Note and to have such certificated Notes registered in its name. Certificated Notes so issued in definitive form will be issued in denominations and integral multiples of $1,000 and will be issued in registered form only, without coupons.

     See "Description of Debt Notes" in the accompanying Prospectus for additional information concerning the Debt Notes, the Indenture and the book-entry system.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms Agreement dated October 16, 1998, which incorporates by reference the Underwriting Agreement filed as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-18345) (collectively, the "Underwriting Agreement"), Morgan Stanley & Co. Incorporated, as the underwriter (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to the Underwriter, $225,000,000 principal amount of the Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all the Notes, if any are purchased.

     The Underwriter will distribute the Notes from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of each sale. In connection with the sale of any Notes, the Underwriter may be deemed to have received compensation from the Company equal to the difference between the amount received by the Underwriter from the sale of such Notes and the price at which the Underwriter purchased such Notes from the Company. In addition, the Underwriter may sell Notes to or through certain dealers, and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or any purchasers of Notes for whom it may act as agent. Such compensation may be greater than customary commissions. The Underwriter may also receive compensation from the purchasers of Notes for whom it may act as agent.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect of such liabilities.

     The Underwriter and its associates and affiliates may engage in other transactions with, and/or perform services, including investment banking services, for the Company and its subsidiaries in the ordinary course of business.

                          FORWARD-LOOKING INFORMATION

     Certain information included in this Prospectus Supplement and the accompanying Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission incorporated by reference in this Prospectus Supplement and the accompanying Prospectus (as well as information included in oral statements or other written statements made or to be made by the Company) contain or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking information may include, without limitation, statements that the Company does not expect that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, results of operations or liquidity and other similar expressions concerning matters that are not historical facts, and projections or predictions as to the Company's financial or operational results. Such forward-looking information is or will be based on information available at that time, and is or will be subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to, whether the Company is fully successful in overcoming its congestion-related problems and implementing its service recovery plans and other operational and financial initiatives, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse general economic conditions, changes in fuel prices, fuel prices, labor strikes, the impact of year 2000 systems problems and the ultimate outcome of shipper claims related to congestion, environmental investigations or proceedings and other types of claims and litigation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers who are Canadian residents are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION

     The Notes being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                      LOGO

                                 $1,450,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                              SECURITIES WARRANTS
                             ---------------------
     Union Pacific Corporation (the "Company") may issue from time to time, together or separately (i) its debt securities (the "Debt Securities"), which may be either senior ("Senior Securities") or subordinated ("Subordinated Securities") and which may be convertible into or exchangeable for shares of common stock, par value $2.50, of the Company (the "Common Stock"), shares of preferred stock, no par value, of the Company (the "Preferred Stock"), or other Debt Securities; (ii) warrants to purchase Debt Securities (the "Debt Warrants"); (iii) Preferred Stock, which may be convertible into or exchangeable for shares of Common Stock or shares of Preferred Stock or Debt Securities; (iv) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants") and (v) Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder, to the extent such Debt Securities or Preferred Stock are, by their terms, convertible into or exchangeable for shares of Common Stock, in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants and Preferred Stock Warrants are collectively referred to herein as the "Securities Warrants" and the Debt Securities, Preferred Stock, Common Stock and Securities Warrants are collectively referred to herein as the "Offered Securities".

     The Offered Securities may be issued in one or more series or issuances and will be limited to $1,450,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity, premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms, any terms for the conversion into or exchange for shares of Common Stock or Preferred Stock or other Debt Securities, terms of subordination of Subordinated Securities, and other specific terms; (ii) in the case of Preferred Stock, the specific designation, any dividend, liquidation, redemption, sinking fund, voting or other rights, time of payment of dividends, any terms for the conversion into or exchange for shares of Common Stock or shares of Preferred Stock or Debt Securities, the initial offering price and other specific terms; and (iii) in the case of Securities Warrants, the duration, initial offering price, exercise price, detachability thereof and other specific terms. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
     The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution".

                  THE DATE OF THIS PROSPECTUS IS JUNE 4, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Northwest Atrium Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, its quarterly Report on form 10-Q for the quarter ended March 31, 1998 and its Current Reports on Form 8-K dated January 23, 1998, February 26, 1998, March 20, 1998, March 25, 1998,
March 31, 1998, April 1, 1998, April 23, 1998 and May 29, 1998 all of which have been previously filed with the Commission under File No. 1-6075, and the description of capital stock (including Common Stock) of the Company that is contained in the registration statement filed under the Exchange Act under File No. 1-6075, including all amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Union Pacific Corporation, 1717 Main Street, Suite 5900, Dallas, Texas 75201-4605, Attention: Corporate Secretary (telephone 214-743-5600).

                                  RISK FACTORS

     Prospective purchasers of the Offered Securities should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters.

RISK FACTORS RELATING TO THE COMPANY

CONGESTION AND SERVICE ISSUES; IMPACT ON RESULTS OF OPERATIONS

     In the third quarter of 1997, congestion began to have a serious adverse effect on the operations and earnings of Union Pacific Railroad Company ("UPRR"), the Company's principal rail subsidiary. System congestion started in and around Houston and the coastal areas of Texas and Louisiana (the "Gulf Coast region") and spread throughout the system as UPRR shifted resources to help mitigate the problem in the Gulf Coast region. The Company reported a decline in net income from continuing operations of approximately 41%, from $733 million for 1996 to $432 million for 1997. Moreover, the Company incurred a net loss of $152 million ($.62 per diluted share) in the fourth quarter of 1997 (which included a $40 million after-tax loss recognized in connection with Company's planned sale of Skyway Freight Systems, Inc. ("Skyway")) and a net loss of $62 million ($.25 per diluted share) in the first quarter of 1998. This decline in earnings was primarily the result of UPRR's service and congestion problems. The Company estimates that the combined effects of lost business, higher costs associated with system congestion, and costs associated with the implementation of the service recovery plan described below, alternate transportation and customer claims had a negative effect on net income for 1997 of approximately $450 million, after tax, and a negative effect on net income for the first quarter of 1998 of approximately $260 million, after tax. Although progress has been made in improving service, UPRR expects these problems to have an adverse impact on 1998 results and on May 28, 1998, the Company announced that it expected to report a loss from continuing operations in the second quarter.

     The Company has adopted certain measures to alleviate the congestion problems, including the implementation of a Service Recovery Plan (the "Plan") on October 1, 1997. The Plan focuses on reducing the number of cars on the system and restoring system velocity, which, in turn, results in more reliable service to customers. While the Company believes that it will ultimately be successful in alleviating the congestion-related problems experienced by UPRR and returning the Company to profitability, there can be no assurance that the recovery will not be delayed for a substantial period, which would have a continuing adverse effect on the Company's financial results, or that additional measures will not be necessary to resolve such problems. The timing of the Company's return to profitability will be determined by how rapidly it is able to eliminate congestion and return to normal operations throughout its system. As a result of recent operating losses at UPRR and in order to fund its capital program, the Company has incurred substantial incremental debt since December 31, 1997, and has obtained additional financing through a private placement of $1.5 billion of 6 1/4% preferred securities of Union Pacific Capital Trust, a statutory business trust sponsored by the Company, which securities are convertible into common stock of the Company at an initial conversion price of $68.90.

RAIL SERVICE PROCEEDINGS AND RELATED MATTERS

     UPRR is currently subject to an emergency service order issued by the Surface Transportation Board of the U.S. Department of Transportation (the "STB") on October 31, 1997, as an outgrowth of a proceeding initiated by the STB on October 2, 1997 to investigate rail service problems in the western United States. The original service order, which, among other things, imposed several temporary measures designed to reduce congestion on UPRR's lines in the Houston area, was modified and extended by a supplemental order dated December 4, 1997. On February 25, 1998, the STB, citing the gravity of UPRR's congestion problems and characterizing them as "not yet close to being resolved," further modified the emergency service order and extended it until August 2, 1998, the maximum period allowable under law for the original order. If the congestion problems persist, the STB may institute a new proceeding upon the expiration of the emergency service order in light of developments concerning UPRR's operations in 1998.

     On March 31, 1998, the STB initiated a proceeding under its continuing oversight jurisdiction with respect to the merger of Southern Pacific Transportation Company and its affiliated railroads ("Southern

Pacific") and UPRR, to consider proposals for new remedial conditions to the merger as they pertain to service in the Houston, Texas/Gulf Coast area. The proceeding was initiated in response to submissions by Texas Mexican Railway Company ("Tex Mex"), Kansas City Southern Railway Company ("KCS") and the Greater Houston Partnership ("GHP"), proposing that UPRR be directed to transfer certain lines and facilities in the Gulf Coast region to other rail carriers, that a "neutral" switching operation be established in the greater Houston area and that provisions in the STB's emergency service order that expanded Tex Mex's right to handle traffic to and from Houston be adopted permanently. The STB's decision announcing the proceeding established a procedural schedule for the submission of condition requests and supporting evidence, replies and rebuttal. Separately from this proceeding, a shortline railroad, the Arkansas, Louisiana and Mississippi Railroad ("AL&M"), has filed a request that an additional condition be imposed on the merger allowing the AL&M to interchange traffic with the Burlington Northern and Santa Fe Railway Company. There can be no assurance that the proposals advanced by Tex Mex, KCS, GHP or other parties in the remedial conditions proceeding or other condition requests such as the request of AL&M, will not be approved in some form.

SHIPPER CLAIMS

     Certain customers have submitted claims or stated their intention to submit claims to UPRR for damages related to the delay of shipments as a result of congestion problems, and certain customers have filed lawsuits seeking relief related to such delays. The nature of the damages sought by claimants includes, but is not limited to, contractual liquidated damages, freight loss or damage, alternative transportation charges, additional production costs, lost business and lost profits. In addition, some customers have asserted that they have the right to cancel contracts as a result of alleged material breaches of such contracts by UPRR. While the Company does not believe that such claims will have a material adverse effect on its consolidated financial condition, it is not possible to determine fully the effects of all asserted and unasserted claims. The Company expects additional claims by shippers. The Company will continue to evaluate the adequacy of its reserves for claims and expects to add to such reserves as appropriate.

SHAREHOLDER LITIGATION

     The Company and certain of its officers and directors are currently defendants in two purported class action securities lawsuits, and certain current and former directors of the Company are currently defendants in a purported derivative action filed on behalf of the Company. The class action suits allege, among other things, that management failed to disclose properly UPRR's service and safety problems and thereby issued materially false and misleading statements concerning the Company's acquisition of Southern Pacific's parent corporation and the safe, efficient operation of UPRR's rail network. The derivative action alleges, among other things, that the named current and former directors breached their fiduciary duties to the Company by approving the acquisitions of the parent corporations of Southern Pacific and CNW (as defined herein) without ensuring that the Company or UPRR had adequate systems in place to integrate effectively those companies into the operations of the Company and UPRR. These lawsuits were filed in late 1997 in the Federal District Court for the Northern District of Texas and seek to recover unspecified amounts of damages. The Company believes that these claims are without merit and intends to defend them vigorously. On May 22, 1998, the plaintiffs in the derivative suit filed a notice of voluntary dismissal without prejudice.

RAIL ACCESS AND COMPETITION

     Acting pursuant to requests from two members of Congress and responding to shippers' concerns about railroad service quality, railroad rates and allegedly inadequate regulatory remedies, the STB on April 17, 1998, following two days of hearings, issued a decision opening inquiries into certain elements of rail regulation. The STB noted that no parties to the hearings had shown how aggressive remedies designed to produce lower rates and enhance competition would permit the industry to cover system costs and support reinvestment. Nevertheless, it (a) directed a panel of disinterested economic experts to recommend appropriate standards to measure railroad revenue adequacy, which is used to determine whether rates are lawful (this portion of the decision was subsequently modified to permit, as an alternative, discussions of this issue between railroad and shipper representatives); (b) initiated a rulemaking proceeding to consider revisions to "competitive access" regulations in order to address quality of service issues; (c) ordered interested parties to identify modifications to regulations governing access on non-service-related grounds; (d) began a proceeding to consider eliminating product and geographic competition as factors to be considered in deciding whether a railroad has market dominance over rail traffic; (e) ordered large and small railroads to negotiate arrangements that would increase the role of short-line rail carriers; and (f) directed the railroads to establish "formalized dialogue" immediately with large and small shippers and rail labor. Should the STB or Congress take aggressive action (e.g., by making purportedly competition-enhancing changes in rate and route regulation and "access" provisions), the adverse effect on UPRR and other railroads could be material.

                                  THE COMPANY

     The Company, incorporated in Utah in 1969, operates through subsidiaries primarily in the areas of rail transportation and trucking. The Company's rail transportation operations principally consist of UPRR, which includes two major acquisitions since 1995, Southern Pacific and Chicago and North Western Railway Company and its affiliated railroads ("CNW"). The Company's trucking operations principally consist of Overnite Transportation Company ("Overnite"). On May 20, 1998, the Company announced that it intends to sell its entire interest in Overnite through an initial public offering of all of the common stock of Overnite Corporation, a newly-formed Virginia corporation created for the purpose of indirectly holding all of the issued and outstanding capital stock of Overnite (the "Overnite IPO").

     Rail Transportation. UPRR is the largest railroad in the United States (measured in both track miles and freight revenue), operating nearly 35,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways and providing several north/south corridors to key Mexican gateways. UPRR serves the western two-thirds of the country and cooperates with other carriers in the handling of freight to and from the Atlantic seaboard, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican border and, primarily through interline connections, the Canadian border. Major categories of freight hauled by UPRR are agricultural products, automotive, chemicals, energy (primarily coal), industrial products and intermodal.

     Beginning in 1995, the Company made significant railroad acquisitions.

     - In April 1995, the Company acquired the remaining 71.6% of the outstanding common stock of CNW's parent corporation not previously owned by the Company for $1.2 billion.

     - In September 1995, the Company acquired 25% of Southern Pacific's parent corporation, and, in September 1996, it acquired the remaining 75% after receipt of a decision from the STB approving the Company's acquisition of Southern Pacific. The aggregate purchase price was $4.1 billion, comprised of $2.5 billion in the Company's common stock and $1.6 billion in cash.

     - During 1997, UPRR and a consortium of partners were granted a 50-year concession for the Pacific-North and Chihuahua Pacific rail lines in Mexico and a 25% stake in the Mexico City Terminal Company at an aggregate price of $525 million. UPRR holds a 13% ownership share in the consortium. The consortium assumed operational control of both lines in February 1998.

     Trucking. The Company's other major line of business is truck transportation. Overnite, a major interstate trucking company specializing in less-than-truckload shipments, serves all 50 states and portions of Canada and Mexico through 164 service centers located throughout the United States. Overnite transports a variety of products, including chemicals, fabricated metal products, textiles, machinery, electronics and paper products.

     As indicated above, the Company has announced that it intends to dispose of its ownership interest in Overnite. In connection with the Overnite IPO, Overnite will be reclassified as a discontinued operation, and the Company expects to recognize a significant after-tax loss in the second quarter of 1998, which will be accounted for as a loss from discontinued operations.

     Natural Resources Divestiture. In July 1995, the Company's Board of Directors approved a formal plan to dispose of its oil, gas and mining business through an initial public offering (the "Resources IPO") of 17% of the common stock of Union Pacific Resources Group, Inc. ("Resources"), followed by a distribution of the Company's remaining interest in Resources to the Company's stockholders on a tax-free, pro-rata basis (the "Spin-Off"). In October 1995, Resources completed the Resources IPO, and, after the Company's receipt of a favorable Internal Revenue Service ruling as to the tax-free nature of the Spin-Off, the Company completed its divestiture of Resources in October 1996.

     Skyway Divestiture. In January 1998, the Company announced its intention to sell Skyway, a wholly-owned subsidiary engaged in contract logistics and supply chain management, by the end of the year. In connection with the planned sale, the Company recognized a $40 million after-tax loss in the fourth quarter of 1997. In 1997, Skyway had revenues of $152 million and an operating net loss of $5.5 million.

     The Company's executive offices are located at 1717 Main Street, Suite 5900, Dallas, Texas 75201-4605, and its telephone number is (214) 743-5600.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratio of earnings to fixed charges on a historical basis for each of the five years ended December 31, 1997 and for the three months ended March 31, 1998.

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                   YEAR ENDED DECEMBER 31                     MARCH 31, 1998(A)
                                  ---------------------------------------------------------   -----------------
                                    1993        1994        1995        1996        1997
                                    ----        ----        ----        ----        ----
Ratio of earnings to fixed
  charges.......................      1.8         2.7         2.8         2.7         1.8            0.4

---------------
(a) For the three months ended March 31, 1998, fixed charges exceeded earnings by approximately $116 million.

     The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense and the estimated interest portion of rental charges.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Offered Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures, stock repurchase programs and acquisitions. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby is set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     The Debt Securities are to be issued under one or more Indentures (collectively, the "Indenture") between the Company and Citibank, N.A., as trustee or such other trustee as shall be named in a Prospectus Supplement (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever any particular provisions of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references. References to particular sections of the Indenture are noted below. Defined terms used herein but not defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

     The Debt Securities may be either Senior Securities or Subordinated Securities and will be unsecured, unless the Company shall be required to secure the Debt Securities as described below under "Covenants--Limitation on Liens." The Indenture does not limit the amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. (Section 301) Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Senior Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be unsecured and will be subordinated and junior to all "Senior Indebtedness" (which for this purpose includes any Senior Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) whether such Debt Securities are Senior Securities or Subordinated Securities; (vii) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (viii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (ix) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (x) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (xi) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid;
(xii) the terms and conditions upon which conversion or exchange of the Debt Securities into or for Common Stock, Preferred Stock or other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions;
(xiii) information with respect to book-entry procedures, if any; (xiv) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xv) any other specific terms of the Debt Securities not inconsistent with the Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. (Sections 301 and 302) No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company.

SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness which the Company may incur.

     The terms of the subordination of a series of Subordinated Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will not be subordinated to indebtedness of the Company which is not Senior Indebtedness, and the creditors of the Company who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Securities, such other creditors would rank pari passu with holders of the Subordinated Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indenture are summarized below.

     "Debt" means indebtedness for money borrowed.

     "Domestic Subsidiary" means a Subsidiary incorporated or conducting its principal operations within the United States or any State thereof.

     "Mortgage" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Subsidiary", when used with respect to the Company, means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

COVENANTS

     The Indenture contains certain covenants, including the limitation on liens covenant summarized below which will be applicable (unless waived or amended) so long as any of the Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

     Limitation on Liens. The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or indebtedness of any Domestic Subsidiary, whether owned on the date of the Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all the outstanding Debt Securities shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or indebtedness of a corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time stock or indebtedness of a Domestic Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage. (Section 1006)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company. (Section 802) Other than the restrictions on Mortgages described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the Indenture; and (e) certain events of bankruptcy, insolvency and reorganization of the Company. (Section 501)

     A default under other indebtedness of the Company will not be a default under the Indenture and a default under one series of Debt Securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default which will be applicable to a series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (e) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. (Section 602)

     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. (Section 512) The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of the Indenture or, if the Company is in default, specifying such default. (Section
1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the Trustee as provided in the Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may, without the consent of the holders of the Debt Securities (provided in the case of clauses (ii), (iii), (iv) and (vi), there is no adverse effect on the holders of Debt Securities), enter into indentures supplemental to the Indenture for, among others, one or more of the following purposes; (i) to evidence the succession of another corporation to the Company, and the assumption by such successor of the Company's obligations under the Indenture and the Debt Securities of any series; (ii) to add covenants of the Company, or surrender any rights of the Company, for the benefit of the holders of Debt Securities of any or all series; (iii) to cure any ambiguity, omission, defect or inconsistency in such Indenture; (iv) to establish the form or terms of any series of Debt Securities, including any Subordinated Securities; (v) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of Debt Securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such Indenture; and (vi) to provide any additional Events of Default (Section 901).

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series by (a) depositing with the Trustee
(i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium, if any, and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium, if any, and interest and (b) satisfying certain other conditions precedent specified in the Indenture. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on their Debt Securities.

     Such defeasance is likely to be treated as a taxable exchange by holders of the relevant Debt Securities for an issue consisting of either obligations of the trust or a direct interest in the cash and securities held in the trust, with the result that such holders would be required for tax purposes to recognize gain or loss as if such obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. In addition, if the holders are treated as the owners of their proportionate share of the cash or securities held in trust, such holders would then be required to include in their income for tax purposes any income, gain or loss attributable thereto even though no cash was actually received. Thus, such holders might be required to recognize income for tax purposes in different amounts and at different times than would be recognized in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

CONCERNING THE TRUSTEE

     Citibank, N.A. conducts normal banking relationships with the Company and certain of its subsidiaries and, in addition, is a participant in various financial agreements of the Company. Citibank, N.A. acts as trustee under certain equipment trust agreements of the Company's railroad subsidiaries and trustee under various indentures in respect of certain securities of the Company and its subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Revised Articles of Incorporation, and the certificate of amendment relating to each series of the Preferred Stock (the "Certificate of Amendment") which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Company's Revised Articles of Incorporation authorize the issuance of 20,000,000 shares of Preferred Stock, without par value. No shares of Preferred Stock are currently outstanding, and no shares are reserved for issuance. The Company's Board of Directors is authorized to issue Preferred Stock in one or more series from time to time, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions thereof, as may be provided in resolutions adopted by the Board of Directors. All shares of any one series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon may be cumulative. All series shall rank equally and shall provide for other terms as described in the applicable Prospectus Supplement.

     Preferred Stock of a particular series shall have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to such series. Reference is made to the Prospectus Supplement relating to a particular series of Preferred Stock for specific terms, including: (i) the distinctive serial designation and the number of shares constituting such series; (ii) the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends; (iii) any redemption, sinking fund or other analogous provisions applicable to such Preferred Stock;
(iv) the amount or amounts payable upon the shares of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company prior to any payment or distribution of the assets of the Company to the holders of any class or classes of stock which are junior in rank to the Preferred Stock; (v) any terms for the conversion into or exchange for shares of Common Stock, shares of Preferred Stock or Debt Securities and (vi) any other specific terms of the Preferred Stock not inconsistent with the Company's Revised Articles of Incorporation and any applicable Certificate of Amendment. The term "class or classes of stock which are junior in rank to the Preferred Stock" means the Common Stock and any other class or classes of stock of the Company hereafter authorized which shall rank junior to the Preferred Stock as to dividends or upon liquidation.

DIVIDENDS

     Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefor, cash dividends payable on such dates in March, June, September and December of each year and at such rates per share per annum as set forth in the applicable Prospectus Supplement. The Prospectus Supplement will also indicate the applicable record dates regarding the payment of dividends. The holders of Preferred Stock shall be entitled to such cash dividends before any dividends on any class or classes of stock junior in rank to Preferred Stock shall be declared or paid or set apart for payment. Whenever dividends shall not have been so paid or declared or set apart for payment upon all shares of each series of Preferred Stock, such dividends shall be cumulative and shall be paid, or declared and set apart for payment, before any dividends can be declared or paid on any class or classes of stock of the Company junior in rank to the Preferred Stock. Any such accumulations of dividends on Preferred Stock shall not bear interest. The foregoing shall not apply to dividends payable in shares of any class or classes of stock junior in rank to the Preferred Stock.

CONVERTIBILITY

     No series of Preferred Stock will be convertible into, or exchangeable for, shares of Common Stock, shares of Preferred Stock or any other class or classes of stock of the Company or Debt Securities except as set forth in the related Prospectus Supplement.

REDEMPTION AND SINKING FUND

     No series of Preferred Stock will be redeemable or receive the benefit of a sinking, retirement or other analogous fund except as set forth in the related Prospectus Supplement.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of any series of Preferred Stock will be entitled to receive payment of or to have set aside for payment the liquidation amount per share, if any, specified in the related Prospectus Supplement, in each case together with any applicable accrued and unpaid dividends, before any distribution to holders Common Stock. A voluntary sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the Company's property or assets to, or a consolidation or merger of the Company with, one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this paragraph.

VOTING RIGHTS

     Except as provided below, holders of Preferred Stock shall be entitled to one vote for each share held and shall vote together with the holders of Common Stock as one class for the election of directors and upon all other matters which may be voted upon by stockholders of the Company. Holders of Preferred Stock shall not possess cumulative voting rights in the election of directors. See "Description of Common Stock -- Voting Rights" for a discussion of such voting rights.

     If dividends on the Preferred Stock shall be in arrears in an aggregate amount at least equal to six quarterly dividends, then the holders of all series of Preferred Stock, voting separately as one class, shall be entitled, at the next annual meeting of the stockholders of the Company or at a special meeting held in place thereof, or at a special meeting of the holders of the Preferred Stock called as provided below, to elect two directors of the Company. While the holders of Preferred Stock are so entitled to elect two directors of the Company, they shall not be entitled to participate with the Common Stock in the election of any other directors. Whenever all arrearages in dividends on the Preferred Stock shall have been paid and dividends thereon for the current quarterly period shall have been paid or declared and a sum sufficient for the payment thereof set aside, then the right of the holders of the Preferred Stock to elect two directors shall cease, provided that such voting rights shall again vest in the case of any similar future arrearages in dividends.

     At any time after the right to vote for two directors shall have so vested in the Preferred Stock, the Secretary of the Company may, and upon the written request of the holders of record of 10% or more of the shares of Preferred Stock then outstanding, shall, call a special meeting of the holders of the Preferred Stock for the election of the directors to be elected by them, to be held within 30 days after such call and at the place and upon the notice provided by law and in the Company's bylaws for the holding of meetings of stockholders. The Secretary shall not be required to call such meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders of the Company. If any such special meeting shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more of the shares of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may call such meeting to be held at the place and upon the notice provided above, and for that purpose shall have access to the stock ledger of the Company. No such special meeting and no adjournment thereof shall be held on a date later than 30 days before the annual meeting of the stockholders of the Company or a special meeting held in place thereof next succeeding the time when the holders of the Preferred Stock become entitled to elect directors as provided above.

     If any meeting of the Company's stockholders shall be held while holders of Preferred Stock are entitled to elect two directors as provided above, and if the holders of at least a majority of the shares of Preferred Stock then outstanding shall be present or represented by proxy at such meeting or any adjournment thereof, then, by vote of the holders of at least a majority of the shares of Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Company shall be increased by two and at such meeting the holders of the Preferred Stock shall be entitled to elect the additional directors so provided for, but no such additional director so elected shall hold office beyond the annual meeting of the stockholders or a special meeting held in place thereof next succeeding the time when the holders of the Preferred Stock become entitled to elect two directors as provided above. Whenever the holders of the Preferred Stock shall be divested of special voting power as provided above, the terms of office of all persons elected as directors by the holders of the Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the Company shall be reduced accordingly.

     The affirmative vote or consent of 66-2/3% of all shares of Preferred Stock outstanding shall be required before the Company may (i) create any other class or classes of stock prior in rank to the Preferred Stock, either as to dividends or upon liquidation, or increase the number of authorized shares of such class of stock, or (ii) amend, alter or repeal any provisions of the Company's Revised Articles of Incorporation or any resolution adopted by the Board of Directors providing for the issuance of any series of Preferred Stock so as to adversely affect the preferences, rights or powers of the Preferred Stock. The affirmative vote or consent of at least a majority of the shares of Preferred Stock at the time outstanding shall be required for the Company to (i) increase the authorized number of shares of Preferred Stock, (ii) create or increase the authorized number of shares of any other class of stock ranking on a parity with the Preferred Stock either as to dividends or upon liquidation, or (iii) sell, lease or convey all or substantially all of the property or business of the Company, or voluntarily liquidate, dissolve or wind up the Company, or merge or consolidate the Company with any other corporation unless the resulting or surviving corporation will have after such merger or consolidation no stock either authorized or outstanding (except such stock of the corporation as may have been authorized or outstanding immediately preceding such merger or consolidation, or such stock of the resulting or surviving corporation as may be issued in exchange therefor) prior in rank either as to dividends or upon liquidation to the Preferred Stock or the stock of the resulting or surviving corporation issued in exchange therefor. No consent of the holders of Preferred Stock shall be required in connection with any mortgaging or other hypothecation by the Company of all or any part of its property or business.

CERTAIN TRANSACTIONS

     The Company's Revised Articles of Incorporation provide that certain transactions between the Company and a beneficial owner of more than 10% of the Company's voting stock (which includes Preferred Stock) must either (1) be approved by a majority of the Company's voting stock other than that held by such beneficial owner, (2) satisfy certain minimum price and procedural criteria, or (3) be approved by a majority of the Company's directors who are not related to such beneficial owner. The transactions covered by these provisions include mergers, consolidations, sales or dispositions of assets, adoption of a plan of liquidation or dissolution, or other transactions increasing the proportionate share of such 10% beneficial owner.

MISCELLANEOUS

     The Preferred Stock offered hereby has no preemptive rights, is not liable for further assessments or calls and will be fully paid and nonassessable upon issuance. Shares of Preferred Stock which have been issued and reacquired in any manner by the Company shall resume the status of authorized and unissued shares of Preferred Stock and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage in dividends or sinking fund installments except as may be set forth in the related Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for each series of Preferred Stock will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Revised Business Corporation Law of the State of Utah and the Company's Revised Articles of Incorporation. The Company is presently authorized to issue 500,000,000 shares of Common Stock, par value $2.50 per share. At April 30, 1998, an aggregate of 247,306,604 shares of Common Stock were outstanding.

DIVIDENDS

     Subject to the rights of holders of any Preferred Stock which may be issued, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds legally available therefor. The Company may not pay dividends on Common Stock (other than dividends payable in Common Stock or any other class or classes of stock junior in rank to the Preferred Stock as to dividends or upon liquidation) unless all dividends accrued on outstanding Preferred Stock have been paid or declared and set apart for payment.

VOTING RIGHTS

     Holders of Common Stock are entitled to one vote for each share held. Except as provided in the related Prospectus Supplement, any series of Preferred Stock will be entitled, with certain exceptions, to vote together with the holders of Common Stock as one class. See "Description of Preferred
Stock -- Voting Rights." In voting for the election of directors, holders of Common Stock shall not have the right to accumulate their votes. Notwithstanding that shareholders shall not be entitled to accumulate votes in the election of directors, no one of the directors may be removed if the votes of a sufficient number of shares are cast against removal which, at an election of the class of directors of which the director is a member (or at an election of the entire board of directors commencing at the Company's 1999 annual meeting), would have been sufficient to elect the director if cumulative voting were applicable.

LIQUIDATION RIGHTS

     Any Preferred Stock would be senior to the Common Stock as to distributions upon liquidation, dissolution or winding up of the Company. After distribution in full of the preferential amounts to be distributed to holders of Preferred Stock, holders of Common Stock will be entitled to receive all remaining assets of the Company available for distribution to stockholders in the event of voluntary or involuntary liquidation.

CERTAIN TRANSACTIONS

     The Company's Revised Articles of Incorporation provide for certain voting rights for the holders of the Company's voting stock (including Common Stock) in the case of certain transactions between the Company and a beneficial owner of more than 10% of the Company's voting stock. See "Description of Preferred Stock -- Certain Transactions."

MISCELLANEOUS

     The Common Stock is not redeemable, has no preemptive or conversion rights and is not liable for further assessments or calls. All shares of Common Stock offered hereby will be fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     Harris Trust & Savings Bank is the transfer agent and registrar for the Common Stock. The Common Stock is listed on the New York Stock Exchange.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities or Preferred Stock. Securities Warrants may be issued independently or together with any Debt Securities or shares of Preferred Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock. The Securities Warrants are to be issued under Warrant Agreements to be entered into between the Company and Citibank, N.A., as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Securities Warrants (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Securities Warrants.

GENERAL

     If Securities Warrants are offered, the Prospectus Supplement will describe the terms of the Securities Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Securities Warrants may be purchased; (iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Debt Securities purchasable upon exercise of the Warrants and the price at which such Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the series of Preferred Stock purchasable upon exercise of the Securities Warrants to purchase Preferred Stock and the price at which such shares of Preferred Stock may be purchased upon such exercise; (v) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which the Securities Warrants are issued and the number of Securities Warrants issued with each such Debt Security or share of Preferred Stock; (vi) if applicable, the date on and after which the Securities Warrants and the related Debt Securities or Preferred Stock will be separately transferable;
(vii) the date on which the right to exercise the Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire;
(viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Securities Warrants; and (x) any other terms of the Securities Warrants.

     Securities Warrants may be exchanged for new Securities Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Securities Warrants, holders of Securities Warrants will not have any of the rights of holders of the Debt Securities or shares of Preferred Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Securities Warrant. Securities Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Securities Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Securities Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities or shares of

Preferred Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Securities Warrants. Upon receipt of such payment and the certificate representing the Securities Warrants to be exercised properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or shares of Preferred Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Securities Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities offered hereby (i) through underwriters or dealers; (ii) through agents; (iii) directly to purchasers; or
(iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Each series of Offered Securities other than Common Stock will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids to do not exceed a specified maximum. The underwriters may over-allot Offered Securities, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of Offered Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Offered Securities to be higher than it would otherwise be in the absence of such transactions These transactions, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Richard J. Ressler, Esquire, Assistant General Counsel of the Company, and for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, N.Y. 10019, unless otherwise specified in the Prospectus Supplement. Mr. Ressler owns 14,159 shares of Common Stock, including retention shares granted under the Company's 1993 Stock Option and Retention Stock Plan, and holds options to purchase 95,818 additional shares of the Common Stock. Cravath, Swaine & Moore has provided legal services from time to time to the Company and its affiliates.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, incorporated in this Prospectus by reference from Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 Union Pacific